

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2013

<u>Via E-Mail</u>
Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue, Suite 160
Phoenix, AZ 85014

> **Re:** **Southern Copper Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-14066**

Dear Mr. Rocha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data, page 100
Notes to Consolidated Financial Statements, page 106
Note 2- Summary of Significant Accounting Policies – Revenue Recognition, page 106

1. Considering the significance of your non-copper sales representing 23% of your total sales for the fiscal year ended December 31, 2012, please provide us with, and confirm that in future filings you will disclose, how you (a) classify revenue from non-copper sales and (b) account for these products (e.g., by-product accounting or co-product accounting, etc.). In addition, please tell us and include in your future Management's Discussion and Analysis (a) whether you expect historic trends of your non-copper revenue to continue and (b) identify and discuss the factors that have an effect on the amount of revenue from non-copper sales (e.g., commodity prices, etc.).

<u>Schedule 14A Filed March 25, 2013</u>
<u>Compensation Discussion and Analysis, page 12</u>

2. We note the statement on page 14 that you "grant relatively small salary increases commensurate with the cost of living increases in Peru and Mexico and tailor the amount of the incentive cash payments to balance the amounts of compensation mandated by Peruvian and Mexican law." We also note that compensation paid to your Chief Operating Officer changed significantly from fiscal year 2011 to fiscal year 2012. It is unclear from the compensation discussion and analysis what, if any, specific items of corporate performance were taken into account in making this compensation decision. It is also unclear how you exercised discretion in setting cash bonus awards, including whether any such discretion was applied to one or more specified named executive officers. Please confirm that in future filings your compensation discussion and analysis will include a discussion of the reasons for any material increase or decrease in the total compensation or particular components of compensation, if applicable, of your named executive officers. See, for example, Items 402(b)(2)(vi) and (ix) of Regulation S-K. Please provide draft disclosure.

<u>Summary Compensation Table, page 22</u>

3. We note that you have not disclosed compensation paid to Mr. Genaro Guerrero Diaz Mercado for his services to the company in 2012, 2011 and 2010 because such compensation was paid by a subsidiary of Grupo Mexico. With a view to revised disclosure, please tell us your basis for excluding compensation paid to Mr. Genaro Guerrero Diaz Mercado for his services to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at 202-551-3589 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining